UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
April 12, 2005

via U.S. mail

Pascual Mastellone
President and Chief Executive Officer
Mastellone Hermanos S.A.
E.Ezcurra 365, Piso 2, Of. 310
Buenos Aires, Argentina
C1107CLA


Re:  	Mastellone Hermanos S.A.
	Form F-4/A  filed March 29, 2005
      File No. 333-122268


Dear Mr. Mastellone:

      We have reviewed the above filing and response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1. We remind you to make parallel changes to all affected disclosure.

2. In response to our prior comment 12 you provided on a
supplemental
basis, materials that you identify as supportive of statements made
in the prospectus. However, the submissions filed on EDGAR as correspondence and the courtesy copies mailed to us were incomplete.
For example, in your response, you reference pages that were not located in the submissions provided to us (i.e. a reference to page 5
of Annex B, which Annex B contains only 4 pages).   We note also
that
the materials provided were in Spanish and were not clearly marked to indicate the portion of the document that provided the support for the statements identified in our prior comment. Although we were able to discern the bases of support for certain statements, we were unable to locate the support for statements you assert were located in Annex B and Annex C of the materials provided. Consequently, we reissue our prior comment 12. To expedite our review, please ensure that future submissions are clearly marked, include all pertinent pages, are translated into English, and are accurately identified in the response letter.

Prospectus Cover Page

3. Please correct the caption at the top of the page to disclose that you are offering to exchange new Series B-2 notes for outstanding Series B-1 notes, or advise. Also, ensure that references to the "old" and "new" notes are consistent throughout the prospectus. Refer, for example, to the revised text at the top of page 2.

Management`s Discussion and Analysis of Financial Condition, page
42

      Critical Accounting Policies, page 44

4. We note your revised critical accounting policy disclosures on page 44 regarding "estimates of carrying values of assets and liabilities". Please remove all such general discussions. Critical accounting policies should present your analysis of the uncertainties involved in applying a particular principle at a given time or the variability that is reasonably likely to result from a particular principle over time. Additionally, remove the statement that you design your assumptions using a "conservative approach" to have a "reasonable cushion" for your estimates.

5. We note your response to prior comment 28. Please expand your proposed disclosures to include quantitative analyses of the sensitivities of your accounting estimates and assumptions. Refer to
FRC 501.14. for further guidance.


Our Business, page 66
	Principal Production Facilities, page 73

6. Provide support for your belief that the General Rodriguez plant is "one of the largest dairy processing facilities in the world and the largest...in Latin America," or revise the statement accordingly.

Financial Statements, page F-1

      General

7. We note several adjustments to line items in your consolidated balance sheet as of December 31, 2003 and in your consolidated statements of operations and cash flows for the year ended December
31, 2003. For example, the line item "Net sales" on page F-53 changed from 1,130,099 in your Form F-4 filed on January 25, 2005 to
1,132,141 in your Form F-4 filed on March 29, 2005. Supplementally tell us why line item adjustments were necessary.

      Report of Independent Registered Public Accounting Firm, page
F-2

8. The audit report included for Becher Lichentstein & Asociados should make reference to its international affiliation to BDO.
See
Item V. A., "Audit Report Signature Requirements", of the International Reporting and Disclosures Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
49_51770.  Please have your auditors revise accordingly.

      Note 5 - Breakdown of Main Accounts, page F-25

		Deferred Income Taxes, page F-28

9. Supplementally explain the item identified as "adjustment to present value" included in your analysis of deferred tax liabilities and tell us how your accounting for this adjustment is in accordance with U.S. generally accepted accounting principles.


Exhibits

Legality Opinions

10. Please file opinions to address the legality of the guarantees that are being registered.


Exhibit 8.1 - Tax Opinion

11. We refer you to the second paragraph on the first page.
Please
revise to state that the referenced disclosure in the registration statement is the opinion of counsel. Counsel must opine on what the tax consequences of the transaction are, rather than on the manner or accuracy with which the disclosure summarizes the tax law.


Closing Comments

      Please amend your registration statement in response to these comments. You should provide us with marked copies of the amended materials to expedite our review. Please comply with Rule 310 of Regulation S-T regarding the marking of changed material. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and related disclosures to April Sifford at (202) 942-2983, or in her absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to Timothy Levenberg, Special Counsel at
(202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

John Millard, Esq.
Shearman & Sterling,LLP
(212) 848-7179 (via facsimile)




cc: 	T. Levenberg
      M. Duru
      M.Coco
	A.Sifford
      B. Stem
??

??

??

??

Mastellone Hermanos S.A.
April 12, 2005
page 1